September 1, 2020

VIA EDGAR

Mr. Liz Packebusch

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HighCape Capital Acquisition Corp.
Registration Statement on Form S-1
Filed August 3, 2020, as amended
File No. 333-240283

Dear Ms. Packebusch:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as the representative of the several underwriters, hereby joins in the request of HighCape Capital Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on Thursday, September 3, 2020, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 500 copies of the Preliminary Prospectus dated August 31, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As representative of the several underwriters,

CANTOR FITZGERALD & CO.

By:	/s/ Bala Murty
Name:	Bala Murty
Title:	Chief Operating Officer, Investment Banking